

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2014

Via E-mail

Mr. J. Floyd Hall
President and Chief Executive Officer
Sunshine Bancorp, Inc.
102 West Baker Street
Plant City, Florida 33563

  Re: Sunshine Bancorp, Inc.
    Registration Statement on Form S-1
    Filed March 12, 2014
    File No. 333-194501

Dear Mr. Hall:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

How We Determined the Offering Range, page 10

1. Please expand to include disclosure on the valuation adjustments, including the specific reasons for the downward adjustments for profitability, growth and viability of earnings. Expand the corresponding section in the main document.

How We Intend to Use the Proceeds From the Offering, page 34

2. We note the non-specific uses of proceeds invested in the Bank and retained by the registrant. If the expected uses of proceeds changes or solidifies, please update pursuant to Item 504 of Regulation S-K to include detailed and specific disclosure.

3. We note the disclosure beginning on page 43 that you will increase your focus on commercial real estate and commercial business lending and expand your banking franchise through acquisitions of other financial institutions. Expand the disclosure in this section, as appropriate, to be more specific about the amount of proceeds that may be used for these purposes. Explain how the allocation of your loan portfolio will change based on the proceeds of this offering.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations, page 43

4. Revise this section to discuss management's expectations of its ability to deploy the capital raised in this offering without significantly diluting earnings per share.

Part II
Exhibit 8.1

5. Please revise or eliminate the last paragraph on "use of the opinion" so that reliance is not limited by person.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact, William Schroeder, Staff Accountant, at 202-551--3294 or Amit Pande, Accounting Branch Chief, at 202-551-3423, if you have questions regarding financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3491 with any other questions.

Sincerely,

/s/ Todd Schiffman

Todd Schiffman
Assistant Director
Office of Financial Services